UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                 PARTSBASE, INC.
                                (Name of Issuer)

                         Common Stock - $.001 Par Value
                         (Title of Class of Securities)

                                   70214P 109
                                 (CUSIP Number)


                             Robert A. Hammond, Jr.
                              905 Clint Moore Road
                            Boca Raton, Florida 33487
                                 (561) 953-0700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].




                                  SCHEDULE 13D
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                     |                                        |
CUSIP No. 70214P 109 |                                        |Page 2 of 8 Pages
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  |
1 | NAME OF REPORTING PERSON
  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  |
  | Robert A. Hammond, Jr.
  | Social Security # - ###-##-####

--------------------------------------------------------------------------------
  |
2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a): [ ]
  |                                                                  (b)  [x]
--------------------------------------------------------------------------------
  |
3 | SEC USE ONLY
  |
  |
  |
--------------------------------------------------------------------------------
  |
4 | SOURCE OF FUNDS*
  |
  | PF
  |
--------------------------------------------------------------------------------
  |
5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  |   TO ITEMS 2(d) or 2(e)                                               [ ]
  |
  |
  |
--------------------------------------------------------------------------------
  |
6 | CITIZENSHIP OR PLACE OF ORGANIZATION
  |
  | United States
  |
--------------------------------------------------------------------------------
               |   |
    Number of  | 7 |  SOLE VOTING POWER
     Shares    |   |  9,150,000 shares of common stock
  Beneficially |----------------------------------------------------------------
   Owned by    | 8 |  SHARED VOTING POWER
    Each       |   |   0
  Reporting    |----------------------------------------------------------------
   Person      | 9 |  SOLE DISPOSITIVE POWER
    With       |   |  9,150,000 shares of common stock
               |----------------------------------------------------------------
               |10 |  SHARED DISPOSITIVE POWER
               |   |    0
--------------------------------------------------------------------------------
  |
11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  |
  | 9,150,000 shares of common stock
  |
--------------------------------------------------------------------------------
  |
12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ }
  |
  |
  |
--------------------------------------------------------------------------------
  |
13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  |
  | Approximately 64.77% of the issued and outstanding common stock.
  |
--------------------------------------------------------------------------------
   |
14 | TYPE OF REPORTING PERSON*
   |
   | IN
   |
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                                 SCHEDULE 13D
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                     |                                        |
CUSIP No. 70214P 109 |                                        |Page 3 of 8 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  |
1 | NAME OF REPORTING PERSON
  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  |
  | R. Hammond LLP.
  | IRS Identification No.: ###-##-####

--------------------------------------------------------------------------------
  |
2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a): [ ]
  |                                                                  (b)  [x]
--------------------------------------------------------------------------------
  |
3 | SEC USE ONLY
  |
  |
  |
--------------------------------------------------------------------------------
  |
4 | SOURCE OF FUNDS*
  |
  | WC
  |
--------------------------------------------------------------------------------
  |
5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  |   TO ITEMS 2(d) or 2(e)                                               [ ]
  |
  |
  |
--------------------------------------------------------------------------------
  |
6 | CITIZENSHIP OR PLACE OF ORGANIZATION
  |
  | Texas, United States
  |
--------------------------------------------------------------------------------
               |   |
    Number of  | 7 |  SOLE VOTING POWER
     Shares    |   |  0 shares of common stock
  Beneficially |----------------------------------------------------------------
   Owned by    | 8 |  SHARED VOTING POWER
    Each       |   |  4,500,000
  Reporting    |----------------------------------------------------------------
   Person      | 9 |  SOLE DISPOSITIVE POWER
    With       |   |  0 shares of common stock
               |----------------------------------------------------------------
               |10 |  SHARED DISPOSITIVE POWER
               |   |  4,500,0000
--------------------------------------------------------------------------------
  |
11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  |
  | 4,500,000 shares of common stock
  |
--------------------------------------------------------------------------------
  |
12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ }
  |
  |
  |
--------------------------------------------------------------------------------
  |
13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  |
  | Approximately 32.2% of the issued and outstanding common stock.
  |
--------------------------------------------------------------------------------
   |
14 | TYPE OF REPORTING PERSON*
   |
   | PN
   |
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                                   ATTACHMENT

                                                            CUSIP No. 70214P 109
Item 4.  Purpose of Transaction.

     As disclosed on Schedule 13D filed by the Reporting Persons on April 10, 2002 (the "Initial Schedule"), as amended on Amendment No. 1 to Schedule 13D filed on May 3, 2002 ( "Amendment No. 1") and Amendment No. 2 to Schedule 13D filed on June 3, 2002 ("Amendment No. 2"), the Reporting Persons submitted a proposal to the Board of Directors of PartsBase on April 5, 2002, a copy of which is attached to the Initial Schedule (the "April 5th Proposal Letter"), pursuant to which the Reporting Persons, through a company to be formed, would acquire all of the outstanding shares of common stock of PartsBase, in accordance with the terms and conditions set forth therein. The April 5th Proposal Letter set the price to be paid in the proposed merger at $1.02 per share. On May 30, 2002, the Reporting Persons submitted a proposal to the Board of Directors, a copy of which is attached to Amendment No. 2 (the "May 30th Proposal Letter") increasing the price to be paid in the proposed merger from $1.02 per share to $1.25 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

     On August 26, 2002, the Board of Directors of PartsBase approved the transaction with the Reporting Persons described in Item 4 above, based upon a purchase price of $1.41 per share. On August 26, 2002, PartsBase and the Reporting Persons entered into an Agreement and Plan of Merger setting forth the terms of their agreement, as further described in the PartsBase press release dated August 26, 2002, a copy of which is attached hereto as Exhibit B.

Item 7.  Material to be Filed as an Exhibit.

         Exhibit A -  Joint Filing Agreement dated April 5, 2002 by and between the Reporting Persons.

         Exhibit B - Press Release  announcing  execution of Agreement  and Plan of Merger,  dated August 26, 2002.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    August 27, 2002                    /s/ Robert A. Hammond, Jr.
                                             --------------------------
                                             Robert A. Hammond, Jr.

                                             R. Hammond, L.P.
                                             By:/s/ Robert A. Hammond, Jr.
                                             --------------------------
                                                  Robert A. Hammond, Jr.
                                                      General Partner

--------------------------------------------------------------------------------
                                    Exhibit A

                             Joint Filing Agreement


     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, $.001 par value per share, of PartsBase, Inc.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:   April 5, 2002
                                       /s/ Robert A. Hammond, Jr.
                                       --------------------------
                                          Robert A. Hammond, Jr.


                                          R. Hammond, L.P.

                                      By:  /s/ Robert A. Hammond, Jr.
                                          ___________________________
                                              Robert A. Hammond, Jr.
                                                 General Partner



--------------------------------------------------------------------------------
                                    Exhibit B

                                  Press Release
           PartsBase Accepts Hammond Group's Offer to Purchase Company


Boca Raton, FL, August 26, 2002 /Bizwire/ -- PartsBase, Inc. (Nasdaq: PRTS), today announced that it has entered into a definitive merger agreement with Hammond I, Inc., a corporation wholly owned and controlled by Robert A. Hammond Jr., the Chief Executive Officer, President, Chairman of the Board and majority stockholder of PartsBase, Hammond Acquisition Corp., a wholly owned subsidiary of Hammond I, Inc. and Robert A. Hammond Jr. (the "Agreement"). Under the terms of the Agreement, Hammond Acquisition Corp. will merge with PartsBase and PartsBase shall be the surviving corporation. The stockholders of PartsBase (other than Mr. Hammond, those stockholders owned or controlled by Mr. Hammond and stockholders of PartsBase who exercise their dissenters' rights under Delaware law) will receive a cash payment of $1.41 per share of common stock.

The proposed transaction would result in the acquisition of all of the outstanding shares of common stock of PartsBase (other than the shares owned or controlled by Mr. Hammond). The closing of the proposed transaction is subject to, among other things, (i) approval of the proposed transaction by the affirmative vote of the majority of the outstanding shares of PartsBase and a majority of the outstanding shares of Common Stock not beneficially owned or controlled by Mr. Hammond not voting against the proposed transaction; (ii)the financial advisor to PartsBase not revoking, modifying or changing its fairness opinion delivered to PartsBase on August 26, 2002; (iii) receipt of any regulatory approvals and third party consents; and (iv) the settlement of pending class action litigation seeking to restrain the consummation of the proposed transaction.

The proposed transaction may only be completed in accordance with applicable state and federal laws including the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

This press release shall not constitute an offer or a solicitation of an offer to buy or sell any securities of PartsBase or a solicitation regarding the proposed transaction.



About PartsBase, Inc.
PartsBase,   Inc.   core   business  is  as  an  online   provider  of  Internet
business-to-business e-commerce services for the aviation industry.

RNpartners, Inc., a newly formed, wholly owned subsidiary, is a provider of critical care registered nurses for temporary assignment to hospitals in Miami/Dade, Hillsborough, Orange, Palm Beach and Broward counties of the State of Florida.

This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to competition from other service providers, the company's ability to grow its subscriber and hospital base, to offer new functionality so that it will be accepted by the aviation marketplace and to attract a sufficient number of registered nurses in a limited talent pool. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the increasingly competitive and constantly changing nature of the business-to-business e-commerce market. More information about potential factors that could affect the company's business and financial results is included in the Company's Registration Statement on Form S-1 (SEC File No. 333-94337), as amended, and the Company's reports filed pursuant to the Securities Exchange Act of 1934, including, without limitation, under the captions, "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Risk Factors", and "Competition", which are on file with the SEC (http://www.sec.gov).
SOURCE PartsBase, Inc.



It is expected that PartsBase will file, among other things, a Proxy Statement with the SEC in connection with the proposed transaction and will mail the Proxy Statement to stockholders of PartsBase. Stockholders are urged to read the Proxy Statement carefully when it is available. The Proxy Statement will contain important information about PartsBase, the proposed transaction and related matters. Stockholders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement, when available, may be also obtained from PartsBase by contacting the person identified below.

In addition to the Proxy Statement, PartsBase files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, and other information filed by PartsBase at the SEC public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. PartsBase's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.


Contact: For more information on PartsBase:
         Mark Weicher, Chief Financial Officer (mweicher@partsbase.com)
         Phone: 561.953.0702       Fax: 561.953.0786